The Neiman Marcus Group, Inc.
1618 Main Street
Dallas, Texas 75201

June 1, 2006

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-010

Attention:    H. Christopher Owings

Re:	The Neiman Marcus Group, Inc., Registration Statement on Form S-4 (File No. 333-133186)

Dear Sir:

On behalf of The Neiman Marcus Group, Inc. and in accordance with Rule 461 of the Securities Act of 1933, as amended, I hereby request the acceleration of the effective date of the above-referenced registration statement so that such registration statement, as amended, is declared effective at 11 a.m., Eastern Standard Time, on June 5, 2006, or as soon as practicable thereafter.

In connection with this request for the acceleration of the effective date of the Registration Statement, we acknowledge that:

(i)  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the registrants from their full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)  the registrants may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

THE NEIMAN MARCUS GROUP, INC.

By:	/s/ Nelson A. Bangs
Name:	Nelson A. Bangs
Title:	Senior Vice President and
General Counsel